

Mail Stop 3720

September 16, 2009

Via U.S. Mail and Fax
Mr. Kenneth R. Meyers
Executive Vice President and
Chief Financial Officer
Telephone & Data Systems, Inc.
30 North LaSalle Street
Chicago, Illinois 60602

>   **Re: Telephone & Data Systems, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed February 26, 2009**
>   **File No. 1-14157**

Dear Mr. Meyers:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director